

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

Mr. Gordon Hum
Chief Executive Officer
Crypto-Services, Inc.
711-8 Lee Centre Dr.
Scarborough, ON
Canada M1H 3H8

> **Re: Crypto-Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 6, 2015**
> **File No. 333-200760**

Dear Mr. Hum:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated February 13, 2015.

Use of Proceeds, page 19

1.   Your disclosure that you will use $510,000 to develop your website if ten percent of the shares are sold greatly exceeds the proceeds you may receive from this offering. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

2.   Your disclosure that your expenses from inception through August 31, 2014 were $10,170 is inconsistent with the disclosure in your Statement of Expenses. Please revise or advise.

       You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                Sincerely,

                /s/ Mark P. Shuman

                Mark P. Shuman
                Branch Chief – Legal

cc: Gregg E. Jaclin, Esq.
       Szaferman Lakind Blumstein & Blader, PC